

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 14, 2017

Mr. Sunil M. Doshi
Chief Financial Officer
Zoe's Kitchen, Inc.
5760 State Highway 121
Suite 250
Plano, Texas 75024

>   Re: **Zoe's Kitchen, Inc.**
>   **Form 10-K for the Year Ended December 26, 2016**
>   **Filed February 23, 2017**
>   **File No. 001-36411**

Dear Mr. Doshi:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Melissa Raminpour

                                        Melissa Raminpour
                                        Branch Chief
                                        Office of Transportation and Leisure